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17018532

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NOV 28 2017

Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2016 (MM/DD/YY) AND ENDING 9/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Executive Center Drive, Suite 117
(No. and Street)

Little Rock	AR	72211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams (501) 219-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincoln Way Lane, #214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I,Mary Ellen Williams , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc. as of, September 30, 2017 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.


TARA BEEBE
MY COMMISSION # 12387792
EXPIRES: May 15, 2022
Pulaski County

Signature

VP | CFO | CCO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statement of financial condition of Lieblong & Associates, Inc. as of September 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lieblong & Associates, Inc. as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 15, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

ASSETS

Cash and cash equivalents	$	242,136
Commissions receivable		63,164
Prepaid income taxes		8,327
Prepaid expenses		5,292
Deferred tax asset, net		42,435
Property and equipment, net		340,716
Total assets	$	702,070

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - trade	$	5,273
Commissions and wages payable		43,134
Total liabilities		48,407
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid in capital		672,101
Retained deficit		(18,538)
Total stockholder's equity		653,663
Total liabilities and stockholder's equity	$	702,070

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2017

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of credit risk – cash

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation or by the Securities Investor Protection Corporation. At September 30, 2017, the Company had no uninsured cash balances.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Concentrations of credit risk – commissions

Commissions receivable and approximately 13% of commissions revenue were from one customer (see Note 4).

Use of estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and amortization

Property and equipment is carried at cost less accumulated depreciation and amortization and consists of the following:

	Estimated useful life	
Vehicles	5 years	$ 260,423
Furniture and equipment	5 – 7 years	150,672
Leasehold improvements	5 years	219,509
		630,604
Accumulated depreciation and amortization		(289,888)
Net property and equipment		$ 340,716

Note 1: Summary of significant accounting policies (continued)

Depreciation and amortization (continued)

Depreciation and amortization expense is determined by the straight-line method and totaled $85,848.

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of deferred tax assets will not be realized.

The Company will recognize accrued interest and penalties, if any, associated with any uncertain tax positions as part of operating expense. The past three years' federal and state income tax returns are subject to potential examination by taxing authorities.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash payments for income taxes totaled $3,263.

Note 2: Net capital requirements

As a member of the FINRA, the Company is subject to the SEC uniform net capital rule 15c3-1. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2017, the Company's regulatory net capital was $252,579 and aggregate indebtedness was 19.17% of net capital.

Note 3: Exception for Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4: Related party transactions

Commissions receivable totaling $63,164 and commissions revenue totaling $163,359 are derived from Key Colony Fund, L.P., a related entity through common ownership.

Note 5: Income taxes (continued)

Deferred income tax benefit:		
Federal	$	(30,895)
State		(12,357)
	$	(43,252)

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates and nondeductible expenses.

Deferred tax asset consists of the following:

Reserves and accruals	$	219
Charitable contributions carryover		53
Federal net operating loss carryover		19,847
State net operating loss carryover		9,433
Depreciation		12,883
	$	42,435

The Company has incurred net operating losses through September 30, 2017 which are available as carryovers to offset future federal and state taxable income. The total federal net operating loss carryforwards available at September 30, 2017 were approximately $132,000, which begin expiring in 2037. Similar state loss carryforwards available at September 30, 2017 were approximately $157,000, which begin expiring in 2022.

Note 6: Operating leases

The Company has entered into lease agreements for office space and equipment. Rent expense for office space was $61,077 and is included in office rent and $11,188 for office equipment and is included in telephone expense. The office lease expires in May 2020 and the equipment lease expires in July 2021.

In addition the Company leases an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expires on December 31, 2017 and calls for monthly minimum payments of $7,500 which covers the first 30 hours of use. Thereafter the rent is $3,000 per hour. Aircraft rent expense was $90,000 and is included in travel, meals and entertainment.

Future minimum lease payments under all operating leases are as follows:

Year ended September 30:		
2018	$	91,382
2019		70,388
2020		49,586
2021		4,455
	$	215,811

LIEBLONG & ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2017

Note 7: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. The Company contributed $9,139 to the SIMPLE Plan.

Note 8: Focus reconciliation

Reconciliation with the Company's computation (included in part II of Form X-17A-5 as of September 30, 2017):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	259,140
Adjustment to record additional income tax benefit		(3,561)
Other adjustments		(3,000)
Net capital per the amended FOCUS report filed November 14, 2017	$	252,579